February 17, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Ruairi Regan

Re:	Figure Acquisition Corp. I
Registration Statement on Form S-1
File No. 333-252686

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Figure Acquisition Corp. I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Washington D.C. time, on February 18, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 300 copies of the preliminary prospectus dated February 11, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
as representative of the several underwriters

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
Name:	Pavan Bellur
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]